UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Futu Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

36118L 106**
(CUSIP Number)
Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to Futu Holdings Limited’s American Depositary Shares, each representing eight Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36118L106	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON General Atlantic Singapore FT Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 36118L106	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 10 of 17

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 11 of 17

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 12 of 17

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36118L106	SCHEDULE 13D	Page 13 of 17

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,092,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,092,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,092,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36118L106	SCHEDULE 13D	Page 14 of 17

Item 1. Security and Issuer.
This Amendment No. 3 supplements and amends the Schedule 13D filed on March 21, 2019, as amended by Amendment No. 1 filed on August 12, 2019 and Amendment No. 2 filed on September 3, 2020  (as so amended, the “Statement”) by the Reporting Persons, relating to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of Futu Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 11/F, Bangkok Bank Building, No. 18 Bonham Strand W, Sheung Wan, Hong Kong S.A.R., People’s Republic of China. Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Statement.
The Company’s American depositary shares (the “ADSs”), each representing eight Class A Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “FHL.” The Reporting Persons (as defined below) beneficially own the Class A Ordinary Shares in the form of ADSs.
Item 2. Identity and Background.
Unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Unchanged.
Item 4. Purpose of Transaction.
Unchanged.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) The percentages used herein are calculated based upon on an aggregate of 538,072,909 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on August 19, 2020.  Additionally, the Company’s Class B ordinary shares, par value $0.00001 per share, are convertible into Class A Ordinary Shares on a one-to-one basis at any time by the holders thereof.  An aggregate of 544,552,051 Class B ordinary shares of the Company were reported to be outstanding in the Company’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on August 19, 2020.
As of the date hereof, GAS FT beneficially owns 33,092,048 Class A Ordinary Shares, or approximately 6.2% of the aggregate 538,072,909 Class A Ordinary Shares, or approximately 3.1% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.
By virtue of the fact that (i) GASF owns all of GAS FT’s voting shares, (ii) GASF Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GASF Interholdco to fund GAS FT’s purchases of the Class A Ordinary Shares and ADSs and may direct GASF Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, (v) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (vi) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Ordinary Shares and the ADSs owned of record by GAS FT.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 33,092,048 Class A Ordinary Shares, or approximately 6.2% of the issued and

CUSIP No. 36118L106	SCHEDULE 13D	Page 15 of 17

outstanding Class A Ordinary Shares, or approximately 3.1% of the Company’s total issued and outstanding ordinary shares on an as-converted basis.
(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 33,092,048 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.
(c) The table below specifies the date, amount and price per ADSs for the Class A Ordinary Shares sold by the Reporting Persons during the 60-day period prior to November 23, 2020. The Reporting Persons effected sales of Class A Ordinary Shares in the form of ADSs through open market transactions on the Nasdaq Global Market under Rule 144 promulgated pursuant to the Securities Act of 1933, as amended.
Trade Date	Amount of Securities	Price per ADS
November 23, 2020	549,400 ADSs (representing 4,395,200 Class A Ordinary Shares)	$ 49.00
November 24, 2020	102,427 ADSs (representing 819,416 Class A Ordinary Shares)	$ 47.43

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Unchanged.
Item 7. Materials to be Filed as Exhibits.
Unchanged.

CUSIP No. 36118L106	SCHEDULE 13D	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 25, 2020

GENERAL ATLANTIC SINGAPORE FT PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 36118L106	SCHEDULE 13D	Page 17 of 17

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director